SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of September 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of September 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1.     Press Release dated September 28, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: September 28, 2006

F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Signs US$550,000 Contract for Delivery of SDR-4000
Platforms To International Defense Contractor
SDR-4000 to enable the development and demonstration of tactical military radios under second phase of undisclosed international program
Burnaby, B.C., Canada — September 28, 2006 — Spectrum Signal Processing Inc. today announced a US$550,000 contract to supply rugged, small form factor Software Communications Architecture (SCA) enabled SDR-4000 platforms. Spectrum’s equipment will be used in the system design and development (SDD) phase of a tactical military communications program. The contract for Spectrum’s SDR-4000 follows a related design-in in 2003 for SDR-3000 systems used for initial software defined radio research.
Radio development incorporating Spectrum’s SDR-4000 platform is expected to commence immediately to enable end customer demonstrations in late 2007. Eighteen months after successful demonstrations, the program is expected to enter the field trial phase. The goal of the program is to field a suite of tactical military radios. As such, this program represents a significant production opportunity for Spectrum.
“This contract illustrates the value in providing an integrated portfolio of both development and production-oriented products with a clear and easy migration path between platforms,” stated Pascal Spothelfer, Spectrum’s President and CEO. “With the availability of the SDR-4000 as a production-ready platform, we can now build upon our previous successes in the research and development phases of tactical military radio programs.”
The SDR-4000 is a rugged 3U CompactPCI® software defined radio (SDR) platform that is comprised of two main hardware component products: the PRO-4600 SDR modem processing engine and the XMC-3321 dual transceiver input/output mezzanine module. The system software includes:
•	The SCARI++ SCA Core Framework from Communications Research Centre Canada;
•	The ORBexpress® RT real-time CORBA Object Request Broker from Objective Interface Systems, Inc;
•	The INTEGRITY® Real Time Operating System and MULTI® Integrated Development Environment from Green Hills Software, Inc;
•	The Zeligsoft Component Enabler™(CE) for the SDR-4000 from Zeligsoft Inc; and,
•	Spectrum’s quicComm™ hardware abstraction layer, which facilitates algorithm partitioning and programming.
The SDR-4000 can be optimized for specific program production requirements such as size, weight, power consumption, cost and deployment environments. For more information on the SDR-4000, please visit www.spectrumsignal.com/products.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. CompactPCI is a registered trademark of the PCI™ Industry Computers Manufacturer’s Group. PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG). Zeligsoft Component Enabler is a trademark of Zeligsoft Inc. ORBexpress is a registered trademark of Objective Interface Systems, Inc. INTEGRITY is a registered trademark of Green Hills Software Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Brent Flichel	Mark Briggs
Business Media and Investor Relations	Technical and Trade Media
Tel: 604.676.6733	Tel: 604.676.6743
Email: brent_flichel@spectrumsignal.com	Email: mark_briggs@spectrumsignal.com

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